Exhibit 99.2

Execution version

VARIATION AGREEMENT NO. 1 TO KSA RECEIVABLES TRANSFER AGREEMENT

THIS VARIATION AGREEMENT NO. 1 TO KSA RECEIVABLES TRANSFER AGREEMENT (this “Agreement”) is dated 12 May 2024. (“Effective Date”) and is made by and between:

(1)	CENTOGENE GMBH, a limited liability company incorporated under the laws of Germany, having its registered office at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register at the local court of Rostock under registration no. HRB 14967, (“Centogene”); and

(2)	PHARMACEUTICAL INVESTMENT COMPANY, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585, having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (“PIC”), each a Party and together the Parties.

Background

(A)	The Parties entered into a KSA Receivables Transfer Agreement on 23 April 2024 (the “KSA Receivables Transfer Agreement”).

(B)	The purpose of this Agreement is to amend and vary the KSA Receivables Transfer Agreement and with effect from the date hereof as specifically set out herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Centogene and PIC agree as follows:

Agreed Terms

1.	TERMS DEFINED IN THE AGREEMENT

In this Agreement, and unless otherwise defined herein, capitalized terms defined in the KSA Receivables Transfer Agreement and used in this Agreement have the meaning set out in the KSA Receivables Transfer Agreement. The rules of interpretation set out in Clause 1 of the KSA Receivables Transfer Agreement shall apply to this Agreement as if set out herein.

2.	VARIATION

2.1	PIC hereby agrees to waive the Closing Condition Precedent stipulated under Clause 1.3(c) and the Payment Condition Precedent stipulated under Clause 1.4(a).

2.2	Clause 2.2 of the KSA Receivables Transfer Agreement is hereby deleted and restated in its entirety as follows:

“PIC agrees to purchase the KSA Receivables for a purchase price equal to USD 15,000,000 (the “Purchase Price”) which shall be paid to the bank account notified by Centogene in three tranches (each a “Tranche Purchase Price”) as follows:

(a)	USD 5,000,000 (the “First Tranche Purchase Price”) on April 13, 2024, or such other date agreed by the Parties (the “First Tranche Payment Date”) with respect to the KSA Receivables Set out in Part I of Error! Reference source not found. (the “First Tranche”) upon satisfaction or waiver by PIC of the Payment Conditions Precedent with respect to the First Tranche;

(b)	USD 5,000,000 (the “Second Tranche Purchase Price”) on May 31, 2024, or such later date agreed by the Parties (the “Second Tranche Payment Date”) with respect to the KSA Receivables Set out in Part II of Error! Reference source not found. (the “Second Tranche”) upon satisfaction or waiver by PIC of the Payment Conditions Precedent with respect to the Second Tranche;

(c)	USD 5,000,000 (the “Third Tranche Purchase Price”) on June 30, 2024, or such later date agreed by the Parties (the “Third Tranche Payment Date” and together with the First Tranche Payment Date and Second Tranche Payment Date, the “Tranche Payment Date”) With respect to the KSA Receivables Set out in Part III of Error! Reference source not found. (the “Third Tranche”) upon satisfaction or waiver by PIC of the Payment Conditions Precedent with respect to the Third Tranche.”

2.3	Clause 6.1 of the KSA Receivables Transfer Agreement is hereby deleted and restated in its entirety as follows:

“Deemed Collections

6.1 If on any day:

(a) any representation or warranty or undertaking relating to any KSA Receivable or the related KSA Agreement with a KSA Obligor as set out in Schedule 4 (Centogene Representations, Warranties and Undertakings) proves not to have been true and correct or is in material breach as at the Tranche Payment Date of the affected KSA Receivable;

(b) it proves to be the case that any KSA Receivable never existed; or

(c) a Dilution arises in respect of any KSA Receivable,

an amount shall be due and payable by Centogene to PIC (a “Deemed Collection”) in an amount equal to the aggregate outstanding principal balance of the affected KSA Receivable or in the case of a Dilution, an amount equal to the amount of the Dilution.”

2.4	Clause 6.2 of the KSA Receivables Transfer Agreement is hereby deleted and restated in its entirety as follows:

“Payments in respect of Deemed Collections

Execution Version of the Variation Agreement No.1 to KSA Receivables Transfer Agreement entered into between Centogene GMBH and Pharmaceutical Investment Company

6.2 If a Deemed Collection is deemed to have arisen in accordance with Clause 6.1 (Deemed Collections), Centogene shall pay to PIC on the fifth Business Day after the date on which the Deemed Collection has arisen, an amount equal to the Deemed Collection. PIC shall have the right to set-off and deduct the amount of any Deemed Collection from any amount due and payable to Centogene under any agreement entered into between Centogene, Centogene N.V. or any of their affiliates and PIC, or any of its affiliates.

2.5	Schedule 3 (Business Plan Target) of the KSA Receivables Transfer Agreement is hereby deleted and restated in its entirety in accordance with Schedule 1 of this Agreement.

3.	GENERAL

3.1	This Amendment will be deemed effective as of the Effective Date. All other terms of the KSA Receivables Transfer Agreement shall continue in full force and effect and each Party agrees to be bound by its terms in all respects (as amended herein).

3.2	This Agreement shall be read together and form part of the KSA Receivables Transfer Agreement and to the extent of any inconsistency between the provisions of the KSA Receivables Transfer Agreement and this Agreement, the provisions of this Agreement shall prevail. Clauses 8 to 10 of the KSA Receivables Transfer Agreement shall apply mutatis mutandis to this Agreement.

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Execution Version of the Variation Agreement No.1 to KSA Receivables Transfer Agreement entered into between Centogene GMBH and Pharmaceutical Investment Company

Execution version

This Agreement has been executed in two (2) counterparts, of which Centogene and PIC have kept one copy each.

For and on behalf of CENTOGENE GMBH

Signed by:
	Name:	Miguel Coego
	Title:	Chief Financial Officer, Legal & IT
	Date:	12 May 2024

	Name:	Peter Bauer
	Title:	Chief Medical and Genomic Officer
	Date:	12 May 2024

For and on behalf of PHARMACEUTICAL INVESTMENT COMPANY

Signed by:
	Name:	Ibrahim Aljuffali
	Title:	Chairman of the Board
	Date:	12 May 2024

Execution Version of the Variation Agreement No.1 to KSA Receivables Transfer Agreement entered into between Centogene GMBH and Pharmaceutical Investment Company

SCHEDULE 1
RESTATED SCHEDULE 3 - BUSINESS PLAN TARGET

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Execution Version of the Variation Agreement No.1 to KSA Receivables Transfer Agreement entered into between Centogene GMBH and Pharmaceutical Investment Company